Delisting Determination,The Nasdaq Stock Market, LLC,
August 7, 2008, Pyramid Breweries, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Pyramid Breweries, Inc.
(the Company), effective at the opening of the trading session on August 18, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4450(a)(4). The Company was notified of
the Staffs determination on August 4, 2008. The Company waived its right to appeal the Staff determination to the Hearings Panel and the Staff determination to delist the Company became final on August 6, 2008.